Exhibit 99.1

ASCENDIS PHARMA A/S

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page
Unaudited Condensed Consolidated Interim Statements of Profit or Loss and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30, 2018 and 2017	F-2
Unaudited Condensed Consolidated Interim Statements of Financial Position as of September 30, 2018 and December 31, 2017	F-3
Unaudited Condensed Consolidated Interim Statements of Changes in Equity at September 30, 2018 and 2017	F-4
Unaudited Condensed Consolidated Interim Cash Flow Statements for the Nine Months Ended September 30, 2018 and 2017	F-5
Notes to the Unaudited Condensed Consolidated Interim Financial Statements	F-6

Unaudited Condensed Consolidated Interim Statements of Profit or Loss

and Other Comprehensive Income / (Loss) for the Three and Nine Months Ended September 30

		Three Months Ended September 30		Nine Months Ended September 30
	Notes	2018	2017	2018	2017
		(EUR’000)		(EUR’000)
Revenue	4	20	434	66	1,250
Research and development costs		(31,511)	(29,067)	(102,286)	(71,555)
General and administrative expenses		(6,796)	(2,840)	(16,684)	(9,396)

Operating profit / (loss)		(38,287)	(31,473)	(118,904)	(79,701)
Finance income		4,262	165	20,532	453
Finance expenses		(42)	(2,809)	(53)	(10,765)

Profit / (loss) before tax		(34,067)	(34,117)	(98,425)	(90,013)
Tax on profit / (loss) for the period		100	240	306	291

Net profit / (loss) for the period		(33,967)	(33,877)	(98,119)	(89,722)

Other comprehensive income / (loss)
Items that may be reclassified subsequently to profit or loss:
Exchange differences on translating foreign operations		(9)	(5)	(16)	41

Other comprehensive income / (loss) for the period, net of tax		(9)	(5)	(16)	41

Total comprehensive income / (loss) for the period, net of tax		(33,976)	(33,882)	(98,135)	(89,681)
Profit / (loss) for the period attributable to owners of the Company		(33,967)	(33,877)	(98,119)	(89,722)
Total comprehensive income / (loss) for the period attributable to owners of the Company		(33,976)	(33,882)	(98,135)	(89,681)

		EUR	EUR	EUR	EUR
Basic and diluted earnings / (loss) per share		(0.81)	(1.04)	(2.41)	(2.76)
Number of shares used for calculation (basic and diluted) (1)		41,888,908	32,607,497	40,757,686	32,513,641

(1)

A total of 4,480,805 warrants outstanding as of September 30, 2018 can potentially dilute earnings per share in the future, but have not been included in the calculation of diluted earnings per share because they are antidilutive for the periods presented. Similarly, a total of 3,698,895 warrants outstanding as of September 30, 2017 are also considered antidilutive for the periods presented and have not been included in the calculation.

Unaudited Condensed Consolidated Interim Statements of Financial Position

	Notes	September 30, 2018	December 31, 2017
		(EUR’000)
Assets
Non-current assets
Intangible assets		3,495	3,495
Property, plant and equipment		3,513	2,557
Deposits		1,241	293

		8,249	6,345
Current assets
Trade receivables		21	188
Other receivables		2,750	1,410
Prepayments		12,390	6,907
Income taxes receivable		1,491	778
Cash and cash equivalents		310,333	195,351

		326,985	204,634

Total assets		335,234	210,979

Equity and liabilities
Equity
Share capital	7	5,645	4,967
Distributable equity		298,560	182,244

Total equity		304,205	187,211

Current liabilities
Trade payables and other payables		31,021	23,768
Income taxes payable		8	—

Total liabilities		31,029	23,768

Total equity and liabilities		335,234	210,979

Unaudited Condensed Consolidated Interim Statements of Changes in Equity

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at December 31, 2017	4,967	422,675	(14)	22,793	(263,210)	187,211
Loss for the period	—	—	—	—	(98,119)	(98,119)
Other comprehensive income / (loss), net of tax	—	—	(16)	—	—	(16)

Total comprehensive income / (loss)	—	—	(16)	—	(98,119)	(98,135)

Share-based payment (Note 6)	—	—	—	12,787	—	12,787
Capital increase	678	214,782	—	—	—	215,460
Cost of capital increase	—	(13,118)	—	—	—	(13,118)

Equity at September 30, 2018	5,645	624,339	(30)	35,580	(361,329)	304,205

		Distributable Equity
	Share Capital	Share Premium	Foreign Currency Translation Reserve	Share- based Payment Reserve	Accumulated Deficit	Total
	(EUR’000)
Equity at December 31, 2016	4,354	298,567	(79)	13,084	(139,313)	176,613
Loss for the period	—		—	—	(89,722)	(89,722)
Other comprehensive income / (loss), net of tax	—		41	—	—	41

Total comprehensive income / (loss)	—		41	—	(89,722)	(89,681)

Share-based payment (Note 6)	—		—	6,923	—	6,923
Capital increase	530	114,975	—	—	—	115,505
Cost of capital increase		(7,210)				(7,210)

Equity at September 30, 2017	4,884	406,332	(38)	20,007	(229,035)	202,150

Unaudited Condensed Consolidated Interim Cash Flow Statements for the

Nine Months Ended September 30

	Notes	2018	2017
		(EUR’000)
Operating activities
Net profit / (loss) for the period		(98,119)	(89,722)
Reversal of finance income		(20,532)	(453)
Reversal of finance expenses		53	10,765
Reversal of tax charge		(306)	(291)
Adjustments for:
Share-based payment		12,787	6,923
Depreciation and amortization		631	537
Changes in working capital:
Deposits		(948)	(15)
Trade receivables		167	(157)
Other receivables		(1,340)	32
Prepayments		(5,482)	(5,243)
Trade payables and other payables		7,237	6,554

Cash flows generated from / (used in) operations		(105,852)	(71,070)
Finance income received		3,065	453
Finance expenses paid		(53)	(80)
Income taxes received / (paid)		(400)	(245)

Cash flows from / (used in) operating activities		(103,240)	(70,942)

Investing activities
Acquisition of property, plant and equipment		(1,587)	(706)

Cash flows from / (used in) investing activities		(1,587)	(706)

Financing activities
Capital increase		215,460	115,505
Cost of capital increase		(13,118)	(7,210)

Cash flows from / (used in) financing activities		202,342	108,295

Increase / (decrease) in cash and cash equivalents		97,515	36,647

Cash and cash equivalents at January 1		195,351	180,329
Effect of exchange rate changes on balances held in foreign currencies		17,467	(10,684)

Cash and cash equivalents at September 30		310,333	206,292

Restricted cash included in cash and cash equivalents		5,507	—

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 1—General Information

Ascendis Pharma A/S, together with its subsidiaries, is a biopharmaceutical company applying its innovative TransCon technology to build a leading, fully integrated rare disease company. Ascendis Pharma A/S was incorporated in 2006 and is headquartered in Hellerup, Denmark. Unless the context otherwise requires, references to the “Company,” “we,” “us” and “our” refer to Ascendis Pharma A/S and its subsidiaries.

The address of the Company’s registered office is Tuborg Boulevard 12, DK-2900, Hellerup, Denmark.

On February 2, 2015, the Company completed an initial public offering, or IPO, which resulted in the listing of American Depositary Shares, or ADSs, representing the Company’s ordinary shares, under the symbol “ASND” in the United States on The Nasdaq Global Select Market.

The Company’s Board of Directors approved these unaudited condensed consolidated interim financial statements on November 28, 2018.

Note 2—Summary of Significant Accounting Policies

Basis of Preparation

The unaudited condensed consolidated interim financial statements of the Company are prepared in accordance with International Accounting Standard 34, “Interim Financial Reporting”. Certain information and disclosures normally included in the consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) have been condensed or omitted. Accordingly, these condensed consolidated interim financial statements should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017 and accompanying notes, which have been prepared in accordance with IFRS as issued by the International Accounting Standards Board, and as adopted by the European Union.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the condensed consolidated interim financial statements are disclosed in Note 3.

Changes in Accounting Policies

As of January 1, 2018, the Company has adopted IFRS 9, “Financial Instruments”, which introduces a new impairment model for financial assets measured at amortized cost based on an expected credit loss model, which currently applies to the Company’s bank deposits and trade receivables. The adoption of IFRS 9 had no material impact on the Company’s financial reporting. Further, the Company has adopted IFRS 15, “Revenue from Contracts with Customers”, which establishes a single, comprehensive framework for revenue recognition, based on a five-step model, which applies to the Company’s licensing agreements with multiple activities. IFRS 15 was adopted using the ‘retrospective method with the cumulative effect of initially applying this standard recognized at the date of the initial application’. The adoption of IFRS 15 had no impact on the Company’s financial reporting.

Except for the adoption of these two new standards, the accounting policies applied when preparing these condensed consolidated interim financial statements have been applied consistently to all the periods presented, unless otherwise stated and are consistent with those of the Company’s most recent annual consolidated financial statements. A description of our accounting policies is provided in the Accounting Policies section of the audited consolidated financial statements as of and for the year ended December 31, 2017.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 3—Critical Accounting Judgments and Key Sources of Estimation Uncertainty

In the application of our accounting policies, we are required to make judgments, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Critical judgments made in the process of applying our accounting policies and that have the most significant effect on the amounts recognized in our unaudited condensed consolidated financial statements relate to revenue recognition, share-based payment, internally generated intangible assets, and joint arrangements / collaboration agreements.

The key sources of estimation uncertainty that have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities within the next financial year relate to impairment of goodwill and to recognition of accruals for manufacturing and clinical trial activities. There have been no changes to the application of significant accounting estimates, and no impairment losses have been recognized during the first nine months of 2018 or 2017.

The unaudited condensed consolidated interim financial statements do not include all disclosures for critical accounting estimates and judgments that are required in the annual consolidated financial statements, and should be read in conjunction with the Company’s annual consolidated financial statements for the year ended December 31, 2017.

Note 4—Revenue

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(EUR’000)		(EUR’000)
Revenue from the rendering of services	20	434	66	1,250

Total revenue	20	434	66	1,250

Revenue from external customers (geographical)
USA	20	434	66	1,250

Total revenue	20	434	66	1,250

Note 5—Segment Information

We are managed and operated as one business unit. No separate business areas or separate business units have been identified in relation to product candidates or geographical markets. Accordingly, we do not disclose information on business segments or geographical markets, except for the geographical information on revenue included in Note 4.

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 6—Warrants and Share-based Payment

Share-based payment

Ascendis Pharma A/S has established warrant programs, equity-settled share-based payment transactions, as an incentive for all our employees, members of our Board of Directors and select external consultants.

Warrants are granted by the Board of Directors in accordance with authorizations given to it by the shareholders of Ascendis Pharma A/S. As of September 30, 2018, 6,841,937 warrants had been granted, of which 19,580 warrants have been cancelled, 2,109,602 warrants have been exercised, 2,168 warrants have expired without being exercised, and 229,782 warrants have been forfeited. As of September 30, 2018, our Board of Directors was authorized to grant up to 3,774,375 additional warrants to our employees, board members and select consultants without pre-emptive subscription rights for the shareholders of Ascendis Pharma A/S. Each warrant carries the right to subscribe for one ordinary share of a nominal value of DKK 1. The exercise price is fixed at the fair market value of our ordinary shares at the time of grant as determined by our Board of Directors. The exercise prices of outstanding warrants under our warrant programs range from €6.48 to €60.23 depending on the grant dates. Vested warrants may be exercised in two or four annual exercise periods. Apart from exercise prices and exercise periods, the programs are similar.

Warrant Activity

The following table specifies the warrant activity during the nine months ended September 30, 2018:

	Total Warrants	Weighted Average Exercise Price EUR
Outstanding at December 31, 2017	4,621,154	17.62

Granted during the period	401,125	53.37
Exercised during the period	(508,757)	11.16
Forfeited during the period	(32,717)	26.23
Expired during the period	—	—

Outstanding at September 30, 2018	4,480,805	21.49

Vested at the balance sheet date	2,318,357	14.57

Warrant Compensation Costs

Warrant compensation costs are determined with basis in the grant date fair value of the warrants granted and recognized over the vesting period.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2018	2017	2018	2017
	(EUR’000)		(EUR’000)
Research and development costs	1,963	894	6,313	3,305
General and administrative expenses	1,922	1,018	6,474	3,618

Total warrant compensation costs	3,885	1,912	12,787	6,923

Notes to the Unaudited Condensed Consolidated Interim Financial Statements

Note 7—Share Capital

The share capital of Ascendis Pharma A/S consists of 42,032,522 shares at a nominal value of DKK 1, all in the same share class.

On February 26, 2018, the Company completed the sale and issuance of 4,539,473 ADSs in a public offering, increasing the Company’s share capital from 36,984,292 shares to 41,523,765 shares.

In April and June 2018, an aggregate of 317,825 warrants were exercised, increasing the Company’s share capital from 41,523,765 shares to 41,841,590 shares.

In September 2018, an aggregate of 190,932 warrants were exercised, increasing the Company’s share capital from 41,841,590 shares to 42,032,522 shares.

Note 8—Subsequent Events

On November 8, 2018 the Company announced the formation of Visen Pharmaceuticals, a company established to develop, manufacture and commercialize Ascendis’ endocrinology rare disease therapies in the People’s Republic of China, including Hong Kong, Macau and Taiwan (“Greater China”). In connection with the formation of the company, Ascendis granted Visen Pharmaceuticals exclusive rights to develop and commercialize endocrinology therapeutic products based on our proprietary TransCon technology in Greater China, subject to certain exceptions. As consideration for the rights granted to Visen Pharmaceuticals, Ascendis received 50% ownership in the outstanding shares of Visen Pharmaceuticals and concurrently, entities affiliated with Vivo Capital and Sofinnova Ventures purchased shares in Visen Pharmaceutical for an aggregate purchase price of $40,000,000 in cash.

No other events have occurred after the balance sheet date that would have a significant impact on the results or financial position of the Company.